

Mail Stop 4628

November 10, 2015

Via E-mail
Maria Fernanda Suarez Londoño
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 N.36-24 Piso 7
Bogota, Colombia

      Re: Ecopetrol S.A.
             Form 20-F for Fiscal Year Ended December 31, 2014
             Filed April 28, 2015
             Response Dated October 19, 2015
             File No. 001-34175

Dear Ms. Londoño`:

     We have reviewed your October 19, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2015 letter.

Form 20-F for Fiscal Year Ended December 31, 2014

Financial Review, page 79

Trend Analysis and Sensitivity Analysis, page 99

1.   Your response to prior comment 1 provides an analysis of your reserve quantities as of December 31, 2014 based on prices mandated for the purpose of a sensitivity analysis required by Colombia's National Hydrocarbons Agency. However, it is not clear from your response how this reserve information was used by management and whether this represents a pricing scenario consistent with what was deemed reasonably likely to occur by management. Please tell us how you evaluated the reserve quantities calculated based

on the prices mandated by Colombia's National Hydrocarbons Agency and how this information was considered in preparing your Form 20-F. For example, tell us whether this information was used as the basis for the statement in your filing that a portion of your proved reserves would be deemed uneconomic and would no longer be classified as proved unless crude oil prices increased during the remainder of 2015. In addition, tell us how you considered whether quantitative information reflecting the material effects of known material trends and uncertainties was reasonably available for the purpose of disclosure.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources